

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2017

Barry Goldstein
President and Chief Executive Officer
Kingstone Companies, Inc.
15 Joys Lane
Kingston, New York 12401

  Re: Kingstone Companies, Inc.
   Registration Statement on Form S-3
   Filed November 16, 2017
   File No. 333-221615

Dear Mr. Goldstein:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Dorrie Yale at 202-551-8776 with any questions.

           Division of Corporation Finance
           Office of Healthcare & Insurance

cc: Fred Skolnik, Esq.